Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Year Ended December 31,
	2006		2007		2008		2009		2010
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$1,541,600		$757,388	(1)	$2,193,530		$2,883,690	(2)	$2,110,605
Add: Fixed Charges (3)	16,562		31,437		34,232		47,493		44,768
Earnings (4)	$1,558,162		$788,825		$2,227,762		$2,931,183		$2,155,373
Fixed Charges (3)	$16,562		$31,437		$34,232		$47,493		$44,768
Ratio of Earnings to Fixed Charges	94.1	x	25.1	x	65.1	x	61.7	x	48.1	x

(1)    For the year ended December 31, 2007, Income Before Income Taxes, Minority Interest and Income/Loss of Equity Method Investees includes an impairment loss of $1.4 billion related to our Communications reporting unit.
(2)    For the year ended December 31, 2009, Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees includes gain of $1.4 billion related to the sale of our Communications reporting unit.
(3)    Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.
(4)    Earnings consist of income before income taxes, noncontrolling interest and equity in income or losses of equity method investees plus Fixed Charges.